UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number
(Check One):
☐ Form 10-K ☐ Form 20-F ☑ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.
          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I
REGISTRANT INFORMATION
Placer Dome America 401(k) Savings Plan

Full Name of Registrant:

Former Name if Applicable:
136 East South Temple, Suite 1300

Address of Principal Executive Office (Street and Number):
Salt Lake City, Utah 84111

City, State and Zip Code:
PART II
RULE 12b-25 (b) AND (c)
          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	1.	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	2.	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	3.	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)
The Form 11-K for the fiscal year ended December 31, 2005 for the Placer Dome America 401(k) Savings Plan (the “Plan”) cannot be filed within the prescribed time period due to an unanticipated delay relating to the scheduling of the financial statement review by the Plan’s Certified Public Accountant and receipt of certain information from the relevant human resources and payroll offices. A letter from the Plan’s Certified Public Accountant is attached as Exhibit 99 hereto.

PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Marsha Turner	(801) 990-3767

(Name)	(Area Code) (Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☑ No
          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Placer Dome America 401(k) Savings Plan

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 2006	By:	/s/ Marsha Turner

Name: Marsha Turner
Title: Secretary, Barrick U.S. Subsidiaries
Benefits Committee

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